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                                  UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549




                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )<F*>
                                        -----------


                                   Ecogen Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                  278864 20 2
                      ------------------------------------
                                (CUSIP Number)

   Karl R. Barnickol, 800 N. Lindbergh Boulevard, St. Louis, Missouri 63167,
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                                  (314)694-1000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                 January 24, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                               SCHEDULE 13D


CUSIP NO.   278864 20 2
         -----------------

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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Monsanto Company: 43-0420020
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                   (b) / /
    n/a
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3.  SEC USE ONLY


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4.  SOURCE OF FUNDS

    WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  / /
    ITEMS 2(d) or 2(e)
    n/a
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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               7.  SOLE VOTING POWER

  NUMBER OF        943,397
    SHARES      -------------------------------------------------------------
 BENEFICIALLY  8.  SHARED VOTING POWER
   OWNED BY
     EACH          n/a
   REPORTING    -------------------------------------------------------------
    PERSON     9.  SOLE DISPOSITIVE POWER
     WITH
                   943,397
                -------------------------------------------------------------
               10. SHARED DISPOSITIVE POWER

                   n/a
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    943,397
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

    n/a
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.5%
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14. TYPE OF REPORTING PERSON

    CO
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Item 1.  Security and Issuer.
----------------------------

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Ecogen Inc., a Delaware corporation (the "Issuer"). The Issuer's executive offices are located at 2005 Cabot Boulevard West, Langhorne, Pennsylvania 19047.

Item 2.  Identity and Background.
--------------------------------

     This statement is filed by Monsanto Company (the "Company"), a Delaware corporation, whose principal business is the worldwide manufacture and sale of a widely diversified line of agricultural products; chemical products, including plastics and manufactured fibers; pharmaceuticals; and food products, including low-calorie sweeteners. The Company's principal business and principal office are located at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167.

     During the last five years, neither the Company nor any of its executive officers, directors or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither the Company nor any of its executive officers, directors or controlling persons, has been, and is not now (a) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     The amount and source of funds used by the Company to purchase the shares of Common Stock are Ten Million Dollars ($10,000,000), from the Company's current working capital.

Item 4.  Purpose of Transaction.
-------------------------------

       The Company entered into an Investment Agreement by and between the Company and the Issuer dated as of January 24, 1996 (the "Investment Agreement") and thereby agreed to invest Ten Million Dollars ($10,000,000) in the Issuer through the purchase of shares of Common Stock, to provide the Issuer with capital to fund
(a) research and development on Bacillus thuringiensis technology and (b) other general corporate purposes. On January 24, 1996, the Company acquired 3,450,000 shares of Common Stock, pursuant to the terms and conditions of the Investment Agreement. As a result of this initial acquisition, the shares of Common Stock owned by the Company represented 10.28% of the 33,559,781 total shares of Common Stock issued and outstanding as of the date of the Investment Agreement. On January 29, 1996, the stockholders of the Issuer, by special meeting, approved a one-for-five reverse stock split (the "Reverse Stock Split") of all of the outstanding shares of Common Stock such that the 33,559,781 shares outstanding on that date became 6,711,956 shares, and the 3,450,000 shares purchased by Monsanto became 690,000 shares. There was no change in the par value of the Common Stock. The Issuer then effected the Reverse Stock Split and immediately thereafter, the Company acquired an additional 253,397 shares of Common Stock

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pursuant to the terms of the Investment Agreement.  As a result of (i)
the Reverse Stock Split and (ii) the acquisitions of shares of Common Stock by the Company pursuant to the Investment Agreement, the Company now owns 943,397 shares of Common Stock, representing 13.54% of the 6,965,353 total shares of Common Stock issued and outstanding as of January 29, 1996.

     The Company has acquired such shares of Common Stock solely for investment purposes.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

(a) As determined in accordance with Rule 13d-3, the Company is the beneficial owner of 943,397 shares of Common Stock, representing approximately 13.54% of the total issued and outstanding Common Stock.

(b) As determined in accordance with Rule 13d-3, the Company has sole voting power and sole dispositive power with respect to 943,397 shares of Common Stock.

(c) Except as set forth in this Schedule 13D, no transactions have been effected by the Company during the past sixty (60) days with respect to any shares of Common Stock.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or Relationships
------------------------------------------------------------------
with Respect to Securities of the Issuer.
----------------------------------------

     On January 24, 1996, the Company entered into the Investment Agreement with the Issuer, pursuant to which the Company agreed to invest Ten Million Dollars ($10,000,000) in the Issuer through the purchase of shares of Common Stock, to provide the Issuer with capital to fund (a) research and development on Bacillus thuringiensis technology and (b) other general corporate purposes. The Company has acquired such shares of Common Stock solely for investment purposes.

     Under the terms of the Investment Agreement, the Company may not directly or indirectly offer for sale, or transfer any of the shares of Common Stock acquired pursuant to the Investment Agreement at any time during the term of that certain Research and Development Agreement dated as of January 24, 1996, by and between the Company and the Issuer. This limitation on transfer terminates upon the earlier of (i) the termination of such Research and Development Agreement or (ii) the occurrence of any one of the events enumerated in Section 5.5(a) of the Investment Agreement.

     Pursuant to the Investment Agreement, the Issuer has agreed to register, under the Securities Act of 1933, as amended, the shares of Common Stock acquired by the Company upon demand by the Company and upon the terms and conditions described in the Investment Agreement, to facilitate the Company's ultimate disposition of such shares of Common Stock. No such demand has been made by the Company.

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Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     1. Investment Agreement by and between Monsanto Company and Ecogen Inc. dated as of January 24, 1996.

     2. Research and Development Agreement by and between Monsanto Company and Ecogen Inc. dated as of January 24, 1996.


                            Signature
                            ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 5, 1996   MONSANTO COMPANY, a Delaware corporation

                              By:   /s/ Karl R. Barnickol
                                 -------------------------------------

                              Name:     Karl R. Barnickol
                                    ---------------------------------

                              Title:         Assistant Secretary
                                     --------------------------------


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                          EXHIBIT INDEX


     Exhibit                                                       Page Number
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1.   Investment Agreement by and between Monsanto Company and
     Ecogen Inc. dated as of January 24, 1996.

2.   Research and Development Agreement by and between Monsanto
     Company and Ecogen Inc. dated as of January 24, 1996.